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                                                                      Exhibit 16



                        [ARTHUR ANDERSEN LLP LETTERHEAD]


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


June 17, 2002


Dear Sir:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. That individual is no longer with Arthur Andersen LLP.

We have read paragraphs 2, 3, and 4 of Item 4 included in the Form 8-K dated June 17, 2002 of MRV Communications, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.


Very truly yours,


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Copy to: Mr. Noam Lotan, Chief Executive Officer and President